September 1, 2022

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Attn: Irene Barberena-Meissner, Staff Attorney;

Loan Lauren Nguyen, Legal Branch Chief

100 F. Street, NE

Washington, D.C. 20549

Re:	Comment letter dated July 22, 2022

Perpetua Resources Corp.

Registration Statement on Form S-3

Filed July 8, 2022

File No. 333-266071

Ladies and Gentlemen:

Perpetua Resources Corp. (the “Company”) is in receipt of the comment letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 22, 2022 regarding the Company’s Registration Statement on Form S-3, File No. 333-266071, filed with the Commission on July 8, 2022 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR. For convenience, the Staff’s comment is reproduced below, with the Company’s response set out immediately underneath it. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No. 1.

Registration Statement on Form S-3

Description of Debt Securities

No Personal Liability, Page 26

We note that Section 1409 of your form of indenture filed as Exhibit 4.2 provides for the waiver and release of liability by each holder of debt securities and states that the waiver may not be effective to waive liabilities under United States federal securities laws.  We also note your related disclosure on page 20.  Please tell us whether the waiver and release apply to claims under the U.S. federal securities laws.  We may have additional comments.

In response to the comment from the Staff, the Company respectfully advises the Staff that such statement on the potential ineffectiveness of the waiver and release of liability under the U.S. federal securities laws was intended to apply to both liabilities and claims arising under the United States federal securities law. The Company has revised the Registration Statement and Section 1409 of the form of indenture in order to clarify this point. Please see page 21 of Amendment No. 1 and Exhibit 4.2 to Amendment No. 1.

*  *  *  *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Shelley A. Barber or Scott D. Rubinsky, each of Vinson & Elkins L.L.P., at (212) 237-0022 and (713) 758-3287, respectively.

Sincerely,

/s/ Jessica Largent
Chief Financial Officer
Perpetua Resources Corp.

Enclosures

cc:

Shelley A. Barber, Vinson & Elkins L.L.P.

Scott D. Rubinsky, Vinson & Elkins L.L.P.